82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MIC[redacted]

02031224

REGISTRANT'S NAME Makro Atacadista S.A.

*CURRENT ADDRESS ______________________

**FORMER NAME ______________________ PROCESSED

**NEW ADDRESS ______________________ APR 25 2002 THOMSON FINANCIAL

FILE NO. 82- 4095 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

82-4095

AR/S

12-31-01

02 APR -9 AM 9:30

OICF/BY: [signature]

DATE : 4/15/02

(A free translation of the original report in Portuguese on financial statements prepared in conformity with accounting principles determined by Brazilian corporate legislation)

Makro Atacadista S.A. and Subsidiary Companies

Financial Statements at December 31, 2001 and 2000 and Report of Independent Accountants

(A free translation of the original in Portuguese)

MANAGEMENT REPORT - 2001

To our Shareholders,

We submit for your appreciation the Management Report together with the Company's Financial Statements and the opinion of the Independent Accountants related to the years ended December 31, 2001 and 2000.

RESULTS

Net sales in 2001 totaled R$ 2,098.8 million, an increase of 17.6% over the previous year amount of R$ 1,785.4 million. On the same-stores concept, net sales increased 8.7% compared to 2000.

Gross profit in 2001 was R$ 248.9 million, representing a gross margin of 11.9%, compared to R$ 220.9 million, or 12.4% in 2000.

Total non-financial operating expenses in 2001 amounted to R$ 201.4 million or 9.6% of sales, compared with R$ 176.1 million or 9.9% of sales in 2000.

Operating profit before financial income and expenses and extraordinary items was R$ 47.5 million, an increase of 5.9% over the previous year, which totaled R$ 44.8 million.

Financial income, net of financial expenses, of R$ 31.4 million in 2001 decreased 12.1% compared to the R$ 35.7 million in 2000, mainly due to lower interest rates.

Net income for the year reached R$ 81.3 million (R$ 0.42 per share) compared to R$ 69.5 million (R$ 0.36 per share) in 2000.

Total investments in property and equipment in 2001 were R$ 42.6 million, of which R$ 27.6 million on the opening of three new stores (Belém - PA, Lapa - SP and Manaus - AM), two enlargements (São José dos Campos - SP and Sorocaba - SP), three new gas stations and five restaurants, and the remaining amount was invested in the renovation and modernization of existing stores and information technology.

INTEREST ON OWN CAPITAL AND DIVIDENDS

a) Interest on own capital:

The company declared a total of R$ 28.1 million, net of withholding tax, as interest on own capital, of which R$ 25.6 million were paid on December 20, 2001 and R$ 2.5 million on January 16, 2002.

b) Dividends:

The Administrative Council also proposed the payment of R$ 6.5 million as a dividend out of net income for the year, which was paid on January 16, 2002.

The Administrative Council will propose to the Annual General Meeting of Shareholders that the interest on own capital be imputed as payment of the minimum compulsory dividend.

ORGANIZATION

The philosophy of the company is to stimulate creativity and initiative within the organization. This calls for decentralization and placing responsibilities as low as possible. At the same time, however, it must be recognized that the company operates in an increasingly competitive market environment, using a complex Makro formula, in which the temptations to diverge are numerous. It is therefore the management's conviction that a strong focus, clear policies and rigid discipline in execution are fundamental to obtain success. The management approach is one of decentralization, however, within clearly established policies and rules, especially with respect to the positioning of the company, key factors of the Makro formula and allocation of financial and management resources.

Considering the nature of our business, the competitive environment and this management approach, the development of first class management and the formation of new personnel is a priority. Accordingly, much attention is given to communication, training and personnel integration. Whenever possible, internal promotion is given priority.

The company has a Profit Sharing Program in which all employees participate.

STRATEGY/PERSPECTIVES

Currently, Makro stands out clearly as a self-service wholesaler with low operating costs, a national presence and a distributor of leading brands and of own and exclusive quality brands. This low operating cost, allied to efficient management of working capital, enables Makro to strengthen its leadership position in the practice of low prices, increasing its participation in the distribution market maintaining profitability. The company continues with its strategy focused on small and medium size traders and companies.

Furthermore, management considers that a strong balance sheet with healthy financial ratios and a good cash position gives Makro an advantage, which, at the same time, gives the company the possibility to take advantage of the opportunities which may arise in the market as well as a protection in case of adverse changes in the external environment.

Within an expansion plan directed to build presence in all regions of the country, the investment plan for 2002 projects the opening of 3 stores and the continuous renovation and modernization of the existing ones. These investments will be financed from own resources. At the end of 2001, the company operated 36 stores in 19 states.

INTERNET

The Internet platform will be implemented during the second quarter of 2002. This project comprises the supply chain and will involve most of our suppliers who will use this tool to optimize their negotiations with Makro.

THE GROUP

Makro Atacadista S.A. is a part of the Makro South America Group, established on January 1, 1998 with operations in four countries: Argentina, Brazil, Colombia and Venezuela. At the end of 2001, the group operated a total of 68 Makro stores.

The group controller holds 99.64% of the company's total capital.

The majority shareholder of Makro South America is SHV Holdings N.V., a private Dutch company.

ACKNOWLEDGMENTS

We take this opportunity to thank our employees for their continued efforts and to record our appreciation for the support we receive from our customers and suppliers. We would also like to express our recognition to our shareholders for the confidence placed on us and for their firm commitment to our organization's present strategy and growth.

São Paulo, January 24, 2002
The Management

ADMINISTRATIVE COUNCIL
ANDRÉ LA SAIGNE DE BOTTON
CARLOS FILIPE DE FRANÇA TEIXEIRA
HARRY SIMONSEN JUNIOR
REYNALDO ARCIRIO DE OLIVEIRA

STATUTORY DIRECTORATE
SERGIO GIORGETTI
RUBENS BATISTA JUNIOR
Financial and Investor Relation Director

DIRECTORS

ANTONIO CLAUDIO NUNES DE AZEVEDO
CESAR ROMERO LIMA MORAES
JOSÉ LUIS POSSETTI

MARCO ANTÔNIO FERREIRA SOUZA
MARIA DAS GRAÇAS MIRAMON
WALDEMAR JULIATO BEGIATO JUNIOR

JESONIAS CASTANHO
Accounting and Planning Manager

JOSÉ APARECIDO VIEIRA
Accountant
CRC – 1SP 152221/O-5

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1700
Torre Torino
Caixa Postal 61005
05001-400 São Paulo, SP - Brasil
Telefone (0XX11) 3674-2000

(A free translation of the original opinion in Portuguese expressed on financial statements prepared in conformity with accounting principles determined by Brazilian corporate legislation)

Report of Independent Accountants

January 24, 2002

To the Board of Directors and Shareholders
Makro Atacadista S.A.

1 We have audited the accompanying balance sheets of Makro Atacadista S.A. as of December 31, 2001 and 2000 and the related statements of income, of changes in shareholders' equity and of changes in financial position for the years then ended and the consolidated balance sheet of Makro Atacadista S.A. and subsidiary companies as of December 31, 2001 and the related consolidated statements of income and of changes in financial position for the year then ended. These financial statements are the responsibility of company management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audits to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the companies, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements and (c) assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3 In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Makro Atacadista S.A. at December 31, 2001 and 2000 and the results of its operations, the changes in shareholders' equity and the changes in its financial position for the years then ended, as well as the consolidated financial position of Makro Atacadista S.A. and subsidiary companies at December 31, 2001 and the consolidated results of operations and the changes in financial position for the year then ended, in conformity with accounting principles determined by Brazilian corporate legislation.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Francisco Henrique Passos Fernandes
Partner
Contador CRC 1SP089013/O-2

(A free translation of the original in Portuguese prepared in conformity with accounting principles determined by Brazilian corporate legislation)

MAKRO ATACADISTA S.A.

BALANCE SHEET
as of December 31, 2001 and 2000
(amounts expressed in thousands of reais)

ASSETS	Consolidated	Parent company	
	2001	2001	2000
Current assets			
Cash and banks	34,403	34,403	29,692
Financial investments (Note 5)	312,670	312,670	274,442
Inventories (Note 6)	152,538	152,538	119,775
Accounts receivable	6,130	6,269	5,305
Income tax and social contribution recoverable	10,937	10,937	25,468
Prepaid expenses	441	441	392
Total current assets	517,119	517,258	455,074
Long-term receivables			
Note receivable	2,407	2,407	-
Deferred income tax and social contribution	4,437	4,437	3,758
Judicial deposits	15,765	15,765	7,961
Total long-term receivables	22,609	22,609	11,719
Permanent assets			
Investments (Note 7)	-	102,871	-
Property and equipment (Note 9)	248,964	147,733	229,203
Deferred charges	7,576	7,576	8,170
Total permanent assets	256,540	258,180	237,373
Total assets	796,268	798,047	704,166

The accompanying notes are an integral part of these financial statements.

MAKRO ATACADISTA S.A.

BALANCE SHEET
as of December 31, 2001 and 2000
(amounts expressed in thousands of reais)

LIABILITIES AND SHAREHOLDERS' EQUITY	**Consolidated**	**Parent company**	
	2001	**2001**	**2000**
Current liabilities			
Trade accounts payable	289,410	289,410	241,335
Financings (Note 10)	46,396	46,396	8,109
Accrued vacation pay and payroll taxes	12,865	12,865	10,562
Taxes payable	4,051	3,804	10,489
Accounts payable	13,075	15,101	16,013
Dividends and interest on own capital (Note 11)	9,086	9,086	29,855
Total current liabilities	374,883	376,662	316,363
Long-term liabilities			
Financings (Note 10)	15,750	15,750	23,346
Provision for contingencies (Note 12)	13,762	13,762	15,836
Total long-term liabilities	29,512	29,512	39,182
Shareholders' equity			
Capital (Note 13)	221,902	221,902	221,902
Legal reserve	17,724	17,724	13,658
Retained earnings	152,247	152,247	113,061
Total shareholders' equity	391,873	391,873	348,621
Total liabilities and shareholders' equity	796,268	798,047	704,166

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese prepared in conformity with accounting principles determined by Brazilian corporate legislation)

MAKRO ATACADISTA S.A.

STATEMENT OF INCOME

for the years ended December 31, 2001 and 2000
(amounts expressed in thousands of reais)

	Consolidated	Parent company	
	2001	**2001**	**2000**
Gross sales	2,410,065	2,410,065	2,080,679
Sales taxes	(311,301)	(311,301)	(295,272)
Net sales	2,098,764	2,098,764	1,785,407
Cost of sales	(1,849,897)	(1,849,897)	(1,564,460)
Gross profit	248,867	248,867	220,947
Operating expenses:			
Personnel	(68,503)	(68,433)	(59,808)
Rent, depreciation and amortization	(35,010)	(36,534)	(34,306)
Marketing	(22,807)	(22,807)	(21,188)
General	(75,053)	(74,978)	(60,792)
Operating income before financial income and expenses and extraordinary items	47,494	46,115	44,853
Financial income	47,146	47,146	46,085
Financial expenses	(15,778)	(15,778)	(10,380)
Equity in the earnings of subsidiary companies	-	1,208	-
Extraordinary items (Note 14)	21,987	21,987	(5,805)
Operating profit	100,849	100,678	74,753
Non-operating (expenses) income, net (Note 15)	(742)	(742)	471
Profit before taxation	100,107	99,936	75,224
Income tax and social contribution (Note 16)	(18,783)	(18,612)	(5,702)
Net income for the year	81,324	81,324	69,522
Net income per share – in reais		0.42	0.36

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese prepared in conformity with accounting principles determined by Brazilian corporate legislation)

MAKRO ATACADISTA S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
for the years ended December 31, 2001 and 2000
(amounts expressed in thousands of reais)

	Capital	Capital reserve	Legal reserve	Retained earnings	Total
Balances at January 1, 2000	221,902	279	10,182	79,973	312,336
Deferred income tax on realization of goodwill on merger of SHV in 1999	-	(279)	-	1,796	1,517
Net income for the year	-	-	-	69,522	69,522
Appropriations					
- Legal reserve	-	-	3,476	(3,476)	-
- Interest on own capital (a part of the minimum compulsory dividend)	-	-	-	(33,560)	(33,560)
- Dividend	-	-	-	(1,194)	(1,194)
Balances at December 31, 2000	221,902	-	13,658	113,061	348,621
Deferred income tax on realization of goodwill on merger of SHV in 1999	-	-	-	1,517	1,517
Net income for the year	-	-	-	81,324	81,324
Appropriations					
- Legal reserve	-	-	4,066	(4,066)	-
- Interest on own capital (a part of the minimum compulsory dividend)	-	-	-	(33,110)	(33,110)
- Dividend	-	-	-	(6,479)	(6,479)
Balances at December 31, 2001	221,902	-	17,724	152,247	391,873

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese prepared in conformity with accounting principles determined by Brazilian corporate legislation)

MAKRO ATACADISTA S.A.

STATEMENT OF CHANGES IN FINANCIAL POSITION
for the years ended December 31, 2001 and 2000
(amounts expressed in thousands of reais)

	Consolidated	Parent company	
	2001	2001	2000
Funds were provided by:			
Operations:			
Net income for the year	81,324	81,324	69,522
Expenses (income) not affecting working capital			
Depreciation and amortization	24,494	23,998	25,032
Net book value of permanent asset disposals	1,614	1,614	4,101
Reversal of provision for write-down of assets to realizable value	(1,918)	(1,918)	(1,201)
Partial reversal of long-term provision for contingencies	-	-	(9,692)
Equity in the earnings of subsidiary companies	-	(1,208)	-
Monetary variations and interest on long-term receivables and liabilities	4,725	4,725	2,355
Deferred income tax on realization of goodwill on merger of SHV	1,517	1,517	1,517
Total funds provided by operations	111,756	110,052	91,634
Third parties:			
Financings	-	-	16,802
Decrease in long-term receivables	2,051	2,051	4,183
Increase in long-term liabilities	5,508	5,508	7,019
Total sources of funds	119,315	117,611	119,638
Funds were used for:			
Acquisition of property and equipment	42,614	42,550	52,492
Increase in deferred charges	744	744	5,038
Increase in long-term receivables	12,551	12,551	1,138
Decrease in long-term liabilities	7,583	7,583	6,547
Interest on own capital and proposed dividend	39,589	39,589	34,754
Transfer of long-term liabilities to current	12,709	12,709	10,457
Total use of funds	115,790	115,726	110,426
Changes in working capital	3,525	1,885	9,212
Changes in working capital			
Current assets:			
At the end of the year	517,119	517,258	455,074
At the beginning of the year	455,074	455,074	383,452
Changes in current assets	62,045	62,184	71,622
Current liabilities:			
At the end of the year	374,883	376,662	316,363
At the beginning of the year	316,363	316,363	253,953
Changes in current liabilities	58,520	60,299	62,410
Changes in working capital	3,525	1,885	9,212

The accompanying notes are an integral part of these financial statements.

(All amounts in thousands of reais unless otherwise indicated)

1 Operations

Makro Atacadista S.A. operates a chain of 36 low cost, self-service, cash-and-carry wholesale stores under the Makro name, selling a wide variety of food and non-food products at low prices and in high volume to its registered customers.

2 Presentation of Financial Statements

The financial statements have been prepared and are presented in accordance with accounting principles determined by Brazilian corporate legislation and the regulations of the Brazilian Securities Commission (CVM).

3 Significant Accounting Principles

3.1 The effects of inflation were recognized through December 31, 1995 by the price-level restatement of permanent assets and shareholders' equity based on the variation of the Fiscal Reference Unit (UFIR). Other assets and liabilities subject to indexation have been restated to balance sheet dates based on contractual indices.

3.2 Financial investments are stated at cost plus earnings accrued to the balance sheet date.

3.3 Accounts receivable comprise checks received from customers, amounts receivable from employees, returned checks and other small amounts. The provision for doubtful accounts is comprised of all the returned checks and other amounts considered non-recoverable by management.

3.4 Inventories comprise goods purchased for resale stated at the lower of the latest cost of purchase and market value. The provisions to adjust costs to market value are based on management's estimates of realizable amounts.

3.5 Investments in subsidiaries are recorded on the equity method of accounting, based on their December 31, 2001 financial statements.

3.6 Property and equipment is stated at cost plus price-level restatements up to December 31, 1995, less accumulated depreciation which is determined on the straight-line method based on the estimated useful lives of the assets at the rates listed in Note 9. When applicable, the restated cost is reduced to the cost recoverable in the normal course of business.

3.7 Deferred charges are stated at purchase and formation costs and refer to expenditures incurred, net of receipts, with the opening of new stores, amortized over five years.

3.8 Provisions for income tax and social contribution are calculated and recorded in accordance with current legislation. Deferred income tax and social contribution are calculated based on temporary differences between the recognition of expenses and revenues for tax and for accounting purposes.

3.9 Income per share is calculated based on net income divided by the total number of shares outstanding at year end.

(All amounts in thousands of reais unless otherwise indicated)

4 Consolidated Financial Statements

The consolidated financial statements as of and for the year ended December 31, 2001 have been prepared in conformity with CVM Instruction 247/96 and include all the subsidiary companies mentioned in Note 7.

Column 2000 of the parent company financial statements can be used for consolidated comparison purposes.

In the consolidation, the holdings of the parent company in the shareholders' equity of the subsidiary companies, as well as intercompany asset and liability balances and expenses arising from transactions between them, were eliminated.

5 Financial Investments

Financial investments are represented by Bank Deposit Certificates, redeemable in up to 1034 days at December 31, 2001 and 986 days at December 31, 2000, but with liquidity as from the 30th day after purchase, as follows:

Index	2001	2000
99 to 100 % of CDI variation	224,378	238,132
Prefixed (rate of 1.49% p.m.)	-	5,650
Prefixed swap (rates of 1.20% to 1.62% p.m. in 2001 and 1.47% to 1.58% p.m. in 2000)	88,292	30,660
Total	312,670	274,442

6 Inventories

	2001	2000
Goods for resale	153,420	120,403
Provision for losses	(882)	(628)
Total	152,538	119,775

(All amounts in thousands of reais unless otherwise indicated)

7 Investments – Subsidiary Companies

	SP Participações Ltda.	SS Participações Ltda.	NNC Participações Ltda.	Total
Share of voting capital - %	100	100	100	
At December 31, 2001:				
Subscribed and paid-up capital	21,727	28,884	51,052	
Net equity	22,124	29,331	51,416	
Net income for the period	397	447	364	
Movement on investments:				
Company formation	21,727	28,884	51,052	101,663
Equity in earnings	397	447	364	1,208
Balances at December 31, 2001	22,124	29,331	51,416	102,871

The subsidiary companies were formed on November 30, 2001, by transfer from Makro Atacadista S.A., of lands, constructions and installations, which were conferred at book values to increase capital in each investee. The subsidiaries' objective is the management and exploration of real estate activities.

8 Related Parties

Transactions with subsidiary companies in 2001 were carried out at normal market amounts, terms and charges, and are summarized as follows:

	SP Participações Ltda.	SS Participações Ltda.	NNC Participações Ltda.	Total
Current assets – accounts receivable	66	39	34	139
Current liabilities – accounts payable	651	718	657	2,026
Statement of income – rent expenses	649	716	655	2,020

(All amounts in thousands of reais unless otherwise indicated)

9 Property and Equipment

Parent company

	2001			2000	Annual
	Cost	Accumulated depreciation	Net	Net	depreciation rates - %
Land	19,442	-	19,442	40,047	-
Buildings	47,404	(13,556)	33,848	91,381	4
Equipment and computers	127,461	(82,829)	44,632	39,401	10 to 20
Improvements	67,742	(37,781)	29,961	29,216	5 to 10
Installations	41,236	(30,260)	10,976	20,673	10
Furniture and fixtures	1,913	(1,664)	249	310	10
Vehicles	189	(120)	69	82	20
Constructions in progress	8,556	-	8,556	7,928	-
Other	-	-	-	165	-
Total	313,943	(166,210)	147,733	229,203	

Consolidated

	2001			Annual
	Cost	Accumulated depreciation	Net	depreciation rates - %
Land	41,428	-	41,428	-
Buildings	153,691	(49,730)	103,961	4
Equipment and computers	127,461	(82,829)	44,632	10 to 20
Improvements	67,742	(37,781)	29,961	5 to 10
Installations	66,527	(46,489)	20,038	10
Furniture and fixtures	1,913	(1,664)	249	10
Vehicles	189	(120)	69	20
Constructions in progress	8,556	-	8,556	-
Other	70	-	70	-
Total	467,577	(218,613)	248,964	

(All amounts in thousands of reais unless otherwise indicated)

10 Financings

	Period	Charges	2001	2000
BNDES	60 months	3.5% p.a. + TJLP	10,399	14,704
BNDES	60 months	3.5% p.a. + TJLP	13,733	16,751
Total BNDES			24,132	31,455
Financing of purchases	Up to 7 days	100% of CDI variation + IOC of 1.5% p.a.	38,014	-
			62,146	31,455
Long-term			(15,750)	(23,346)
Current			46,396	8,109

The loans from the National Bank for Economic and Social Development (BNDES) had the objective to finance the expansion and modernization of the store network and are guaranteed by a pledge of the corresponding stores (two in Salvador – BA, one in Natal - RN and one in Recife – PE).

11 Dividends and Interest on Own Capital

Shareholders are assured of a minimum dividend equivalent to 25% of net income for the year as adjusted in accordance with article 202 of the Corporations Law.

As permitted by Law 9249/95, the company decided in 2001 for the payment of R$ 33,110 as interest on own capital, equivalent to R$ 28,143, net of withholding tax. A tax saving of R$ 6,291 arose from the tax deductibility of this interest.

The Administrative Council proposed the payment of an additional amount of R$ 6,479 as dividend out of net income for the year.

The interest and dividends proposed are summarized as follows:

	2001	%	2000	%
Net income	81,324		69,522	
(-) Legal reserve (5%) transfer	(4,066)		(3,476)	
Calculation basis	77,258		66,046	
Proposed interest and dividend	39,589	51	34,754	53
Withholding tax	(4,967)		(5,034)	
Proposed net interest and dividend	34,622	45	29,720	45

(All amounts in thousands of reais unless otherwise indicated)

Management will propose, for approval at the Annual General Meeting, that the remaining balance of net income is retained to support new investments for the expansion of activities, as detailed in the company's capital expenditure budget.

12 Provision for Contingencies

At December 31, the provisions for contingencies comprise the following:

	2001	2000
Labor claims – estimated losses	3,359	3,829
Tax claims		
- IRPJ and CSLL	222	199
- ILL, IPTU and other	8,681	10,308
Civil claims	1,500	1,500
	13,762	15,836

Based on the opinion of its legal advisors, management considers that the provisions recorded are sufficient to cover any losses arising from these claims.

13 Capital

At December 31, 2001 and 2000, subscribed and paid-up capital was represented by 192,030,961 common nominative shares (191,343,459 held by foreign shareholders), without nominal value.

14 Extraordinary Items

The following operations were recorded in the Statement of Income under this heading:

	2001	2000
Tax credit recoveries		
ICMS	6,871	-
PIS	15,229	-
Fiscal Recovery Program (REFIS)		
State	-	(5,301)
Federal	-	(585)
Increase of provision for contingencies	(93)	(1,395)
Reversal of provision for losses on property and equipment	-	1,476
Other	(20)	-
	21,987	(5,805)

(All amounts in thousands of reais unless otherwise indicated)

The State REFIS arises from a discontinuance of a legal claim related to value-added tax on sales and services - ICMS, which was fully paid in one installment in December 2000.

The Federal REFIS involves taxes and contributions related to 1998 and 1999, net of provisions previously made, which was fully paid in three equal and consecutive installments, the last one on February 28, 2001.

The ICMS credit refers to the sales tax recovery of amounts paid as substitute taxpayer prior to January 1, 2000.

The PIS credit arises from the compensation of tax overpaid in prior years, as a result of a Superior Court of Justice decision in favor of the taxpayers concerning the calculation basis (PIS – six month lag).

15 Non-operating (Expenses) Income, Net

The following principal amounts were recorded under this heading during the year:

	2001	2000
- Net book value of assets disposed of and (constitution)/reversal of provision to adjust permanent assets to realizable amounts	(781)	422
- Other	39	49
	(742)	471

16 Income Tax and Social Contribution

The reconciliation between income tax and social contribution, nominal and effective, can be shown as follows:

	Consolidated	Parent company	
	2001	2001	2000
Income tax at nominal rates: 34% (2001), 37% (Jan/00) and 34% (Feb to Dec/00)	34,036	33,978	25,576
Tax effects on:			
Permanent additions/deductions	(2,650)	(2,181)	(6,947)
Deferred income tax, net of realization of goodwill on SHV merger	(1,517)	(1,517)	(1,517)
Exclusion of interest on own capital	(11,257)	(11,257)	(11,410)
Equity in earnings of subsidiaries	-	(411)	-
Other	171	-	-
Income tax and social contribution	18,783	18,612	5,702
Current	18,104	17,933	9,885
Deferred	679	679	(4,183)

(All amounts in thousands of reais unless otherwise indicated)

17 Financial Instruments

The company participates in operations involving financial instruments with the objective of fixing the remuneration of a part of the financial investments and to obtain adequate remuneration on available funds, as stated in Note 5, in accordance with the strategy established and approved by the Administrative Council.

Up to December 31, 2001, the operations involving these financial instruments resulted in gains (remuneration above the CDI variation) amounting to R$ 292 (2000 - R$ 660), recorded in income for the year.

Assets and liabilities represented by financial instruments are restated based on the contractual agreements and approximate market value. There are no financial instruments not recorded in the financial statements.

18 Insurance Coverage

At December 31, 2001, the company had various insurance policies for a total coverage of R$ 142,990, considered sufficient to cover potential risks.

19 Subsequent Event

At the Extraordinary General Meeting held on January 4, 2002, shareholders approved the cancellation of the company's registration as a listed company, in the terms already presented to and approved by the Brazilian Securities Commission (CVM). Accordingly, the parent company, Orkam South America Holding A.G., is obligated, for a period of two years as from cancellation, to acquire the 687,502 shares (0.358% of total) held by minority shareholders who opt to sell their shares, at a price of R$ 2.04 per share, subject to indexation based on the Referential Rate (TR) variation as from December 11, 2001 to the date of effective payment.